Exhibit 7.04

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MOSSIMO HOLDING CORP.,

MOSSIMO ACQUISITION CORP.,

MOSSIMO GIANNULLI

AND

MOSSIMO, INC.

DATED AS OF SEPTEMBER 21, 2005

i

ii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 21, 2005 (this “Agreement”), is entered into by and among Mossimo Holding Corp., a Delaware corporation (“Parent”), Mossimo Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), Mossimo Giannulli, an individual (for purposes of Section 5.10 only) (“Giannulli”), and Mossimo, Inc., a Delaware corporation (the “Company”).

WHEREAS, Giannulli beneficially owns 10,272,822 shares of the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), representing 65.23% of the outstanding shares of Company Common Stock, and Giannulli owns all of the outstanding shares of the capital stock of the Parent;

WHEREAS, Giannulli has formed Parent and Parent in turn has formed the Purchaser for the purpose of making a tender offer (the “Offer”) to purchase all of the Company Common Stock (the “Shares”) (other than Shares beneficially owned by Giannulli or Shares held in the treasury of the Company or any of its wholly owned subsidiaries), at a price per Share of $5.00 in cash (the “Offer Price”), subject to the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Parent, the Board of Directors of the Purchaser and the Board of Directors of the Company (the “Company Board”) and the Special Committee of independent directors of the Company Board (the “Special Committee”) have approved the merger of the Purchaser with and into the Company with the Company as the survivor (the “Surviving Corporation”), as set forth below (the “Merger”), in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding Share not owned directly or indirectly by Giannulli, Parent, the Purchaser or the Company will be converted into the right to receive the Offer Price in cash;

WHEREAS, immediately prior to the effective time of the Merger, Giannulli intends to contribute the shares of Company Common Stock owned by him to Parent, and Parent in turn will contribute such shares of Company Common Stock to the Purchaser (collectively, the “Contribution”);

WHEREAS, each of Parent and the Purchaser has required as a condition and an inducement to its willingness to enter into this Agreement that concurrently with the execution and delivery of this Agreement and incurring the obligations set forth herein, with the approval of the Company Board and the Special Committee, the Company, Parent and the Purchaser shall enter into and deliver a Purchaser Stock Option Agreement in substantially the form attached hereto as Exhibit A (the “Purchaser Stock Option Agreement”);

WHEREAS, the Company Board and the Special Committee have, on the terms and subject to the conditions set forth herein, (i) determined that each of the Offer and the Merger is advisable, fair to and in the best interest of the stockholders of the Company (other than Parent, the Purchaser and Giannulli), (ii) approved the Offer and (iii) approved and adopted this Agreement and are recommending that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser;

WHEREAS, Parent, the Purchaser and the Company intend that the Offer, the Contribution and the Merger (collectively, the “Transaction”) shall be treated as an integrated transaction, after which Giannulli will own, through Parent, all of the outstanding stock of the Surviving Corporation, and Parent, the Purchaser and the Company do not intend to consummate any step of the Transaction without also consummating the other steps of the Transaction; and

WHEREAS, Parent, the Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1

The Offer

Section 1.1            The Offer.

Section 1.1.1        Provided that this Agreement shall not have been terminated in accordance with Article 7 hereof and none of the events set forth in Annex I hereto (the “Tender Offer Conditions”) shall have occurred, the Purchaser shall (A) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”)) as promptly as practicable, an offer to purchase all outstanding Shares at the Offer Price, (B) in cooperation with Parent and after affording the Company a reasonable opportunity to review and comment thereon, file a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 and all other necessary documents with the Securities and Exchange Commission (the “SEC”), make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, and publish, send or give the disclosure required by Rule 14d-6 under the Exchange Act by complying with the dissemination requirements of Rule 14d-4 under the Exchange Act in each case in connection with the Offer (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (C) use reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.  Each of Parent and the Purchaser, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and each of Parent and the Purchaser further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to stockholders of the Company, in each case as and to the extent required by applicable federal securities laws.  The obligation of the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer will be subject only to the satisfaction of the Tender Offer Conditions.

Section 1.1.2        Without the prior written consent of the Company, the Purchaser shall not decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer or impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.  The Offer shall remain open until the date that is 20 business days (as such term is defined in Rule 14d-1(g)(3) under the Exchange Act) after the commencement of the Offer (the “Expiration Date”), unless the Purchaser shall have extended the period of time for which the Offer is open pursuant to, and in accordance with, the terms of this Agreement or as may be required by applicable law, in which event the term “Expiration Date” shall mean the latest time and date as the Offer, as so extended, may expire.  If, at any Expiration Date, any of the Tender Offer Conditions are not satisfied or waived by the Purchaser, the Purchaser may, but shall not be required to, extend the Offer.  Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after such Expiration Date.  In addition, if, at the Expiration Date, all of the conditions to the Offer have been satisfied (or, to the extent permitted by this Agreement, waived by Purchaser), but the number of Shares validly tendered and not withdrawn pursuant to the Offer, when taken together with the shares of Company Common Stock beneficially owned by Giannulli, constitute less than 90% of the Shares then outstanding, the Purchaser shall (subject to applicable law) have the right to provide, but shall not be required to provide, a subsequent offering period after the Expiration Date, in accordance with Rule 14d-11 under the Exchange Act, for up to 20 business days after Purchaser’s acceptance for purchase of the Shares then tendered and not withdrawn pursuant to the Offer, in which case Purchase shall (i) give the required notice of such subsequent offering period and (ii) immediately accept for purchase, and promptly pay for, all Shares tendered and not withdrawn as of the Expiration Date.  Without the prior written consent of the Company, the Purchaser shall not accept for payment or pay for any Shares in the Offer if, as a result, the Purchaser would acquire less than the number of Shares necessary to satisfy the Minimum Condition (as defined in Annex I hereto).

Section 1.2            Company Actions.

Section 1.2.1        The Company shall, after affording each of Parent and the Purchaser a reasonable opportunity to review and comment thereon, file with the SEC and mail to the holders of Shares an Information Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) reflecting the recommendation of the Company Board that holders of Shares tender their Shares pursuant to the Offer and shall disseminate the Schedule 14D-9 as required by Rule 14d-9 promulgated under the Exchange Act.  The Schedule 14D-9 will set forth, and the Company hereby represents, that the Company Board, based on the recommendation of the Special Committee, at a meeting duly called and held at which a quorum was present throughout, has (A) determined by unanimous vote of all of its directors in attendance that each of the transactions contemplated hereby, including each of the Offer and the Merger, is advisable, fair to and in the best interests of the Company and its stockholders, (B) approved the Offer and adopted this Agreement in accordance with the DGCL, (C) recommended acceptance of the Offer, and (D) taken all other action necessary to render Section 203 of the DGCL inapplicable to the Offer, the Merger and the Purchaser Stock Option Agreement; provided, however, that such recommendation and approval may be withdrawn, modified or amended to the extent permitted by Section 5.3.3.  In addition, the Schedule 14D-9 will set forth, and the Company further represents, that, prior to the execution hereof, Houlihan Lokey Howard & Zukin (the “Company Financial Advisor”) has delivered to the Special Committee its written opinion that, as of September 21, 2005 the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the holders of Shares from a financial point of view.  The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Company Board described in this Section 1.2.1 and the terms of the opinion of the Company Financial Advisor.  Each of the Company, on the one hand, and each of Parent and the Purchaser, on the other hand, agree promptly to correct any information provided by any of them for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading, and each of the Company, Parent and the Purchaser further agree to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities laws.

Section 1.2.2        The Company will promptly, and from time to time as requested by the Purchaser, furnish the Purchaser with mailing labels, security position listings, any non-objecting beneficial owner lists and any listing or computer list containing the names and addresses of the record holders of the Shares as of the most recent practicable date that are in the Company’s possession or control and shall furnish the Purchaser with such additional available information (including, but not limited to, updated lists of holders of Shares and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists) and such other assistance as the Purchaser or its agents may reasonably request in communicating to the Company’s record and beneficial stockholders.

Article 2
The Merger

Section 2.1            The Merger.  Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, the Purchaser shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the Surviving Corporation.

Section 2.2            Effective Time.  As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Section 6.1, the parties hereto shall cause the Merger to be consummated by filing a certificate of ownership and merger (the “Certificate of Ownership and Merger”), with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 2.3            Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4            Certificate of Incorporation; By-laws.  At the Effective Time, the Certificate of Incorporation and the By-laws of the Company shall be amended to read as set forth on Exhibit B and Exhibit C hereto, respectively, and, as so amended, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 2.5            Directors and Officers.  The directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.  The officers of the Company immediately prior to the Effective

Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

Section 2.6            Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders of any of the following securities:

Section 2.6.1        Conversion Generally.  Each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Giannulli, Parent, the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, and (ii) Dissenting Shares), shall be cancelled and retired and shall be converted into the right to receive $5.00, or any higher price per Share paid pursuant to the Offer, in cash (the “Merger Consideration”), payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Shares.

Section 2.6.2        Purchaser Common Stock.  Each share of common stock, par value $0.001 per share, of the Purchaser (the “Purchaser Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 2.7            Options; Stock Plans.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that, immediately prior to the Effective Time, each unexpired and unexercised option or similar rights to purchase Shares, under any stock option plan of the Company, including the 1995 Stock Plan (pursuant to which the Company has issued the “Company Options”) and the 1995 Directors Stock Option Plan (pursuant to which the Company has issued the “Director Options”) or any other plan, agreement or arrangement, excluding the Purchaser Stock Option Agreement (the “Company Stock Option Plans”), whether or not then exercisable or vested, shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Option or Director Option shall be entitled to receive, in consideration of the cancellation of such Company Option or Director Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other taxes required by applicable law to be withheld) of an amount equal to the product of (A) the total number of Shares previously subject to such Company Option or Director Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Company Option or Director Option (such amounts payable hereunder being referred to as the “Option Payment”).  From and after the Effective Time, any such cancelled Company Option or Director Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, and the Company will use its reasonable best efforts to obtain all necessary consents to ensure that former holders of Company Options and Director Options will have no rights other than the right to receive the Option Payment.  After the Effective Time, all Company Stock Option Plans shall be terminated and no further Company Options, Director Options or other rights with respect to Shares shall be granted thereunder.

Section 2.8            Merger Without Meeting of Stockholders.  In the event that the Purchaser shall acquire and then hold at least 90% of the outstanding Shares that, absent Section 253 of the DGCL, would be entitled to vote on the merger pursuant to the Offer or otherwise (including Shares acquired upon exercise of the option granted pursuant to the Purchaser Stock Option Agreement), the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of Shares by the Purchaser pursuant to the Offer without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

Section 2.9            Dissenting Shares.  Notwithstanding Section 2.6.1, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares, unless such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal.  If after the Effective Time such holder fails to perfect or withdraws or loses his right to appraisal in respect of his Shares, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration in accordance with Section 2.6, without interest thereon, upon the surrender of certificates representing such shares.  Notwithstanding anything to the contrary in this Section 2.9, if the Merger is rescinded or abandoned, the right of any holder to receive the fair value of his Dissenting Shares shall cease.  The Company shall give the Purchaser prompt notice of any demands received by the Company for appraisal of Shares, and the Purchaser shall have the right to participate in and to control all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of the Purchaser, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.10         Payment for Shares.

Section 2.10.1      From and after the Effective Time, such bank or trust company as shall be designated by the Purchaser and reasonably acceptable to the Company shall act as paying agent (the “Paying Agent”) in effecting the payment of the Merger Consideration in respect of certificates (the “Certificates”) that, prior to the Effective Time, represented Shares entitled to payment of the Merger Consideration pursuant to Section 2.6.1.  Promptly following the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to Section 2.6.1.

Section 2.10.2      Promptly after the Effective Time, the Purchaser shall cause the Paying Agent to mail to each record holder of Certificates that, immediately prior to the Effective Time, represented Shares a form of letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof.  Upon the surrender of each such Certificate, the Paying Agent shall pay the holder of such Certificate the Merger Consideration multiplied by the number of Shares formerly represented by such Certificate, in consideration therefor, and such Certificate shall forthwith be cancelled.  Until so surrendered, each such Certificate (other than Certificates representing Shares held by Parent, the Purchaser, any wholly-owned subsidiary of either Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company or Dissenting Shares) shall represent solely the right to receive the aggregate Merger Consideration relating thereto.  No interest or dividends shall be paid or accrue on the Merger Consideration.  If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the Certificate formerly representing Shares surrendered therefor is registered, it shall be a condition to such right to receive such Merger Consideration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person surrendering such Shares shall pay to the Paying Agent any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

Section 2.10.3      If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Purchaser, the posting by such person of a bond, in such reasonable amount as the Purchaser may direct, as indemnity against any claim that may be made against any of Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to such Certificate, the Purchaser will pay to the holder of such lost, stolen or destroyed Certificate the aggregate Merger Consideration relating thereto, without any interest thereon.

Section 2.10.4      Promptly following the date which is 180 days after the Effective Time, the Paying Agent shall deliver to the Surviving Corporation all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Paying Agent’s duties shall terminate.  Thereafter, each holder of a Certificate formerly representing a Share may surrender such Certificate to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor the aggregate Merger Consideration relating thereto, without any interest thereon.  None of Parent, the Purchaser or the Company shall be liable to any holder of Shares for any cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.10.5      After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any Shares which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates formerly representing Shares are presented to the Surviving Corporation or the Paying Agent, they shall be surrendered and cancelled in return for the payment of the aggregate Merger Consideration relating thereto, as provided in this Article 2.

Section 2.11         Withholding.  The Purchaser and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any stockholder in the Offer or Merger such amounts as the Purchaser and the Paying Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended, or any Tax law, with respect to the making of such payment.  To the extent that amounts are so withheld by the Purchaser or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the stockholders in respect of whom such deduction and withholding was made by the Purchaser or the Paying Agent.

Article 3
Representations and Warranties of the Company

Except as set forth in the Disclosure Schedule delivered by the Company to each of Parent and the Purchaser prior to the execution of this Agreement (the “Company Disclosure Schedule”), which identifies exceptions by specific Section references, the Company hereby represents and warrants to each of Parent and the Purchaser as follows:

Section 3.1            Organization and Qualification; Subsidiaries.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each subsidiary of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) has been duly organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may be.  Each of the Company and each Company Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such failures to have such power and authority or approvals would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.2            Capitalization.  The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 3,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”).  As of the date hereof (A) 15,748,442 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) no shares of Company Common Stock were held in the treasury of the Company or by the Company Subsidiaries, (C) 601,310 shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Company Options and Directors Options outstanding as of such date and (D) no shares of Company Preferred Stock are issued or outstanding.  Except for the Purchaser Stock Option Agreement, the Company Options and the Director Options to purchase not more than 601,310 shares of Company Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any Company Subsidiary.  The Company also has reserved shares of Common Stock for issuance upon exercise of the Purchaser Stock Option Agreement.  The Company has previously provided the Purchaser with a true and complete list, as of the date hereof, of the prices at which outstanding Company Options and Director Options may be exercised under the applicable Company Stock Option Plan and the number of Company Options and Director Options outstanding at each such price.  All shares of Company Common Stock subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 3.3            Authority.

Section 3.3.1        The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Purchaser Stock Option Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Purchaser Stock Option Agreement to be consummated by the Company.  The execution and delivery of this Agreement and the Purchaser Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or the Purchaser Stock Option Agreement or to consummate the transactions contemplated hereby or thereby, including the Offer and the Merger.  This Agreement and the Purchaser Stock Option Agreement have been duly authorized and validly executed and delivered by the Company and constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms.

Section 3.3.2        The Company has taken all appropriate actions so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement or the Purchaser Stock Option Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger, without any further action on the part of the stockholders or the Company Board.  No other state takeover statute or similar statute or regulation applies or purports to apply to the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement.

Section 3.4            No Conflict; Required Filings and Consents.

Section 3.4.1        The execution and delivery of this Agreement and the Purchaser Stock Option Agreement by the Company does not, and the performance of this Agreement and the Purchaser Stock Option Agreement by the Company will not, (A) conflict with or violate any provision of the Company Certificate or Company By-laws or any equivalent organizational documents of any Company Subsidiary, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.4.2 have been obtained and all filings and notifications described in Section 3.4.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected or (C) require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Company Permit or other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Offer or the Merger, (2) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or the Purchaser Stock Option Agreement or (3) have a Company Material Adverse Effect.

Section 3.4.2        The execution and delivery of this Agreement and the Purchaser Stock Option Agreement by the Company does not, and the performance of this Agreement and the Purchaser Stock Option Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (A) under the Exchange Act, Securities Act, any applicable Blue Sky Law, the rules and regulations of the Exchange and the filing and recordation of the Certificate of Ownership and Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a person other than a Governmental Entity, would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Offer or the Merger, (2) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or the Purchaser Stock Option Agreement or (3) have a Company Material Adverse Effect.

Section 3.5            Opinion of Financial Advisor.  The Company Financial Advisor has delivered to the Special Committee its written opinion that, as of September 21, 2005, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the holders of Shares from a financial point of view, a copy of which has been delivered to the Purchaser.

Section 3.6            Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement based upon arrangements made by or on behalf of the Company or any Company Subsidiary.  The Company has previously provided the Purchaser with a true and complete copy of each agreement between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment in connection with the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement.

Article 4
Representations and Warranties of Parent and the Purchaser

Parent and the Purchaser hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1            Organization and Qualification; Capitalization of the Purchaser.  Each of Parent and the Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The authorized capital stock of Parent consists of 1,000 shares of common stock, $0.001 par value per share (the “Parent Common Stock”), of which 1,000 shares are outstanding.  All of the issued and outstanding shares of Parent Common Stock are validly issued, fully paid and non assessable and are owned, beneficially and of record, by Giannulli, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Giannulli’s voting rights, charges and other encumbrances of any nature whatsoever.  The authorized capital stock of the Purchaser consists of 1,000 shares of Purchaser Common Stock, $0.001 par value per share, of which 1,000 shares are outstanding.  All of the issued and outstanding shares of Purchaser Common Stock are validly issued, fully paid and non assessable and are owned, beneficially and of record, by Parent, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.  Each of Parent and the Purchaser was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no other business activities.  Each of Parent and the Purchaser has not entered into or become subject to any liability or obligation to any other person that would adversely affect its ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

Section 4.2            Authority.  Each of Parent and the Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the Purchaser Stock Option Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement and the Purchaser Stock Option Agreement to be consummated by it.  The execution and delivery of this Agreement and the Purchaser Stock Option Agreement by each of Parent and the Purchaser and the consummation by each of Parent and the Purchaser of the transactions contemplated hereby or thereby have been duly and validly authorized by all necessary corporate action (including approval by Giannulli as the sole stockholder of Parent and approval by Parent as the sole stockholder of the Purchaser), and no other corporate proceedings on the part of either Parent or the Purchaser are necessary to authorize this Agreement or the Purchaser Stock Option Agreement or to consummate the transactions contemplated hereby and thereby.  This Agreement and the Purchaser Stock Option Agreement to have been duly authorized and validly executed and delivered by each of Parent and the Purchaser and constitute a legal, valid and binding obligation of each of Parent and the Purchaser, enforceable against them in accordance with their terms.

Section 4.3            No Conflict; Required Filings and Consents.

Section 4.3.1        The execution and delivery of this Agreement and the Purchaser Stock Option Agreement do not, and the performance thereof by each of Parent and the Purchaser will not (A) conflict with or violate any provision of the Certificate of Incorporation or By-laws of Parent or the Purchaser, (B) (assuming that all consents, approvals, authorizations and permits described in Section 4.3.2 have been obtained and all filings and notifications described in Section 4.3.2 have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to either Parent or the Purchaser or by which any property or asset of either Parent or the Purchaser is bound or affected or (C) result in any breach of, any loss of any benefit under or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of either Parent or the Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, other instrument or obligation, except, with respect to clauses (B) and (C), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Offer or the Merger, or (2) otherwise prevent or materially delay performance by either Parent or the Purchaser of any of their material obligations under this Agreement or the Purchaser Stock Option Agreement.

Section 4.3.2        The execution and delivery of this Agreement and the Purchaser Stock Option Agreement do not, and the performance hereof and thereof by each of Parent and the Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other person, except (A) under the Exchange Act, Securities Act, any applicable Blue Sky Law, the rules and regulations of the Exchange and filing and recordation of the Certificate of Ownership and Merger as required by the DGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Offer or the Merger, or (2) otherwise prevent or materially delay performance by either Parent or the Purchaser of any of their material obligations under this Agreement or the Purchaser Stock Option Agreement.

Section 4.4            Financing.  Attached hereto as Exhibit D is a true and correct copy of the commitment letter (the “Financing Letter”) dated September 16, 2005 from CIT Group/Commercial Services, Inc., pursuant to which the parties thereto have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided financing of up to $22,042,000 in connection with the Offer and the Merger (the “Financing”).  The Financing, together with cash available from the Company following the Effective Time, will provide sufficient funds to consummate the Offer and the Merger and pay related fees and expenses.  As of the date of this Agreement, neither Parent nor the Purchaser has reason to believe that any of the conditions to funding under the Financing Letter will not be satisfied or that the funds from the Financing will not be available on a timely basis for the Offer and the Merger.

Section 4.5            Brokers.  No broker, finder or investment banker (other than Piper Jaffray & Co., the Purchaser’s financial advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer or the Merger based upon arrangements made by or on behalf of either Parent or the Purchaser.

Article 5
Covenants

Section 5.1            Conduct of Business by the Company Pending the Closing.  The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, unless the Purchaser shall otherwise agree in writing:  the Company will, and will cause each Company Subsidiary to, (A) conduct its operations only in the ordinary and usual course of business consistent with past practice and (B) use its reasonable best efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and preserve the current relationships of the Company and each Company Subsidiary with such of the customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations as is reasonably necessary to preserve substantially intact its business organization.  Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Schedule or as specifically permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law or the regulations or requirements of any stock exchange or other regulatory organization applicable to the Company), and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Purchaser:

Section 5.1.1        amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

Section 5.1.2        (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options (excluding the options issuable pursuant to the Purchaser Stock Option Agreement), warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company or any Company Subsidiary, other than the issuance of Shares upon the exercise of Company Options or Director Options outstanding as of the date hereof in accordance with their terms or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any Company Subsidiary, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

Section 5.1.3        declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.4        reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or any other securities;

Section 5.1.5        (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned Company Subsidiary) for borrowed money, except for indebtedness for borrowed money incurred in the ordinary course of business or other indebtedness for borrowed money with a maturity of not more than one year in a principal amount not, in the aggregate, in excess of $200,000 for the Company and the Company Subsidiaries taken as a whole; or (C) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract;

Section 5.1.6        except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement: (A) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees of the Company or any Company Subsidiary which are not across-the-board increases), (B) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law or the terms of a collective bargaining agreement in existence on the date of this Agreement or (C) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, except, in each case, to the extent required by applicable Law or existing term of any such Company Benefit Plan described in the Company Disclosure Schedule;

Section 5.1.7        (A) pre-pay any long-term debt, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, (C) delay or accelerate payment of any account payable or in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice, or (D) vary the Company’s inventory practices in any material respect from the Company’s past practices;

Section 5.1.8        make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

Section 5.1.9        waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

Section 5.1.10      make any material tax election or settle or compromise any material liability for Taxes;

Section 5.1.11      modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

Section 5.1.12      write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Company Subsidiaries taken as a whole, except for depreciation and amortization in accordance with GAAP consistently applied;

Section 5.1.13      take any action to exempt or make not subject to (A) the provisions of Section 203 of the DGCL, or (B) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than either Parent or the Purchaser) or any action taken thereby, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom; or

Section 5.1.14      take any action that is intended or would reasonably be expected to result in any of the Tender Offer Conditions or the conditions to the Merger set forth in Article 6 not being satisfied.

Section 5.2            Access to Information; Confidentiality.  Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party (which such person shall use its reasonable best efforts to cause the counterparty thereto to waive) from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, and agents and other representatives, (collectively, “Company Representatives”) to:  (A) provide to the Purchaser and its respective officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Purchaser Representatives”) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request.  No investigation conducted pursuant to this Section 5.2 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

Section 5.3            No Solicitation of Transactions.

Section 5.3.1        The Company agrees that, prior to the Effective Time, it shall not, and shall not authorize or permit any Company Subsidiary or Company Representative, directly or indirectly, to take any action to (A) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any inquiries or the making of any proposal or offer with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (B) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (C) enter into, continue or otherwise participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;  provided, however, that if, at any time prior to the consummation of the Offer, the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duties to stockholders under applicable law, the Company may, in response to a Superior Proposal, or an Acquisition Proposal that would reasonably be expected to result in a Superior Proposal, that did not result from a breach of this Section 5.3 and subject to the Company’s compliance with Section 5.3.2, (1) furnish information with respect to the Company and the Company Subsidiaries to the person making such Superior Proposal or Acquisition Proposal pursuant to a customary confidentiality agreement in a form that is reasonably acceptable to the Purchaser and (2) participate in discussions with respect to such Superior Proposal.

Section 5.3.2        The Company shall, as promptly as practicable, advise the Purchaser of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to the Purchaser a copy of any such proposal or inquiry, if it is in writing, or a written summary of any such proposal or inquiry, if it is not in writing and shall keep the Purchaser fully informed on a prompt basis with respect to any developments with respect to the foregoing.

Section 5.3.3        Except as otherwise set forth in this Section 5.3.3 neither the Company Board nor the Special Committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Purchaser, the approval or recommendation by the Company Board or the Special Committee of the Offer and the Merger, (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal other than the Offer and the Merger, or (C) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal other than the Offer and the Merger.  Nothing contained in this Section 5.3.3 shall prohibit the Company (1) from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal (provided that the Company Board shall not withdraw or modify in an adverse manner its approval or recommendation of the Offer, the Merger or this Agreement except as set forth below) or (2) in the event that a Superior Proposal is made in compliance with this Section 5.3 and the Company Board determines in good faith, after consultation with outside counsel, that it would otherwise constitute a breach of its fiduciary duty to stockholders under applicable law, from withdrawing or modifying its recommendation of the Offer and the Merger prior to consummation of the Offer and no earlier than five business days following the day of delivery of written notice to the Purchaser of its intention to do so, so long as the Company continues to comply with all other provisions of this Agreement.  The Company agrees that, during the five business day period prior to withdrawing its recommendation, the Company and Company Representatives shall negotiate in good faith with the Purchaser and Purchaser Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement.

Section 5.4            Appropriate Action; Consents; Filings.

Section 5.4.1        The Company, Parent and the Purchaser shall use their reasonable best efforts to (A) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Purchaser Stock Option Agreement as promptly as practicable, (B) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent, the Purchaser or the Company or any of their respective subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the Purchaser Stock Option Agreement and the consummation of the transactions contemplated herein and therein, including without limitation the Offer and the Merger, and (C) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Purchaser Stock Option Agreement, the Offer and the Merger required under (1) the Exchange Act, and any other applicable federal or state securities Laws and (2) any other applicable Law;  provided, that the Company, Parent and the Purchaser shall cooperate with each other in connection with (A) preparing and filing of the Offer Documents, the Schedule 14D-9, Proxy Statement and any Other Filings, (B) determining whether any action by or in respect of, or filing with, any Governmental Entity is required, in connection with the consummation of the Offer or the Merger and (C) seeking any such actions, consents, approvals or waivers or making any such filings, including providing copies of all filed documents to the non-filing party and its advisors prior to filing and, if requested, accepting all reasonable additions, deletions or changes suggested in connection therewith; and provided, further, that nothing in this Section 5.4.1 shall require either Parent or the Purchaser to agree to (I) the imposition of conditions, (II) the requirement of divestiture of assets or property or (III) the requirement of expenditure of money by Parent, the Purchaser or the Company to a third party in exchange for any such consent.  The Company, Parent and the Purchaser shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information) in connection with the transactions contemplated by this Agreement and the Purchaser Stock Option Agreement.

Section 5.4.2        The Company and the Purchaser shall give (or shall cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, all reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement and the Purchaser Stock Option Agreement, (B) required to be disclosed in the Company Disclosure Schedule or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Effective Time; provided, however that the Company and the Purchaser shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Offer or the Merger and seeking any such actions, consents, approvals or waivers.  In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.4.2, such party shall use all reasonable efforts, and shall take any such actions reasonably requested by the other parties hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the consummation of the Offer or the Effective Time, from the failure to obtain such consent.

Section 5.4.3        From the date of this Agreement until the Effective Time, the Company shall promptly notify the Purchaser in writing of any pending or, to the knowledge of the Company, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other person (A) challenging or seeking material damages in connection with the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement or (B) seeking to restrain or prohibit the consummation of the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement or otherwise limit the right of Giannulli, Parent or the Purchaser to own or operate all or any portion of the businesses or assets of the Company or any Company Subsidiary, which, in either case, would reasonably be expected to have a Company Material Adverse Effect prior to or after the Effective Time.

Section 5.5            Certain Notices.  From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other parties hereto of (A) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement not to be satisfied or (B) the failure of the Company, Parent or the Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by this Agreement or the Purchaser Stock Option Agreement not to be satisfied;  provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not cure any breach of any representation or warranty contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.6            Public Announcements.  Parent, the Purchaser and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with the Exchange.

Section 5.7            Indemnification of Directors and Officers.

Section 5.7.1        Parent and the Surviving Corporation agree that the indemnification obligations set forth in the Company Certificate and the Company By-laws shall survive the Merger (and the Certificate of Incorporation and By-laws of the Surviving Corporation shall reflect such provisions) and shall not be amended, repealed or otherwise modified for a period of 6 years after the Effective Time in any manner that would adversely affect the rights thereunder of any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or any Company Subsidiary or who served at the request of the Company or any Company Subsidiary as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by Law.

Section 5.7.2        For 6 years from the Effective Time, the Surviving Corporation shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the last annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately $323,612.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.7 , which policies provide such directors and officers with coverage for an aggregate period of 6 years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement.  If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.  The obligations under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.7 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.7 applies shall be third party beneficiaries of this Section 5.7 ).

Section 5.7.3        In the event Parent, the Purchaser or the Surviving Corporation (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.7 .

Section 5.8            Section 16.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Shares or options to acquire Shares pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.9            Financing.  Parent and the Purchaser shall use commercially reasonable efforts to satisfy, on or before the Closing Date, all requirements of the Financing Letter and to obtain the Financing contemplated thereby.  The obligations contained herein are not intended, nor shall they be construed, to benefit or confer any rights upon any person, firm or entity other than the Company.

Section 5.10         Contribution of Giannulli’s Shares.  Giannulli hereby agrees that (i) on or prior to the Effective Time, Giannulli shall contribute all Shares beneficially owned by him to Parent, (ii) on or prior to the Effective Time, Giannulli shall cause Parent to contribute all Shares beneficially owned by Parent to the Purchaser, and (iii) neither Giannulli nor Parent shall take any action, or omit to take any action which either Giannulli or Parent could reasonably be expected to take, if the taking of, or the omission to take, such action could reasonably be expected to adversely affect the ability of either Parent or the Purchaser to consummate the transactions contemplated hereby; provided, however, that Giannulli shall only be required to make the contributions described in subsection (i) of this Section 5.10 if all of the conditions set forth in Article 6 are satisfied unless the failure to satisfy such conditions is a result of Giannulli knowingly taking any action, or knowingly omitting to take any action which Giannulli could reasonably be expected to take, if the taking of, or omission to take, such action could reasonably be expected to adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby.

Section 5.11         Integrated Transaction Treatment.  Parent, the Purchaser and the Company (a) shall treat the Offer, the Contribution and the Merger as an integrated transaction, after which Parent will own, and Giannulli will indirectly own, all of the outstanding stock of the Surviving Corporation, and (b) shall treat the Purchaser as a transitory corporation that is disregarded for purposes of determining the U.S. federal income tax consequences of the Transaction.

Article 6
Conditions to Consummation of the Merger

Section 6.1            Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

Section 6.1.1        The Purchaser shall have accepted for payment and paid for Shares in an amount sufficient to meet the Minimum Condition and otherwise pursuant to the Offer in accordance with the terms hereof.

Section 6.1.2        The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal.

Article 7
Termination, Amendment and Waiver

Section 7.1            Termination.  This Agreement may be terminated, and the Offer and/or the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time by action taken or authorized by the board of directors (or special committee thereof) of the terminating party or parties, as applicable:

Section 7.1.1        By mutual written consent of Parent, the Purchaser and the Company, by action of their respective Boards of Directors or Special Committee, as applicable;

Section 7.1.2        By the Company if (A) the Purchaser fails to commence the Offer as provided in Section 1.1 hereof by October 31, 2005 or (B) the Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms hereof and thereof on or before January 31, 2006;  provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1.2 if the Company shall have (1) failed to fulfill any obligation under this Agreement, which failure has been the cause of, or resulted in,  the failure of any condition to the Offer to have been satisfied on or before such date, or (2) otherwise materially breached this Agreement;

Section 7.1.3        By either the Company or the Purchaser if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder;  provided, however, that neither the Company nor the Purchaser may terminate this Agreement pursuant to this Section 7.1.3 if such party shall have materially breached this Agreement;

Section 7.1.4        By either the Company or the Purchaser if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting (A) the acceptance for payment of, or payment for, Shares pursuant to the Offer or (B) the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.4);

Section 7.1.5        By the Purchaser prior to the Purchaser’s purchase of Shares pursuant to the Offer, if (A) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed upon the Purchaser’s request to reconfirm, its approval or recommendation of the Offer, the Merger or this Agreement (or determined to do so); or (B) the Company Board shall have determined to recommend to the Company’s stockholders that they approve an Acquisition Proposal other than the Offer and the Merger or shall have determined to accept a Superior Proposal;

Section 7.1.6        By the Company, if the Company Board determines to accept a Superior Proposal, but only after the Company provides Parent with not less than 72 hours notice of its determination to accept such Superior Proposal, including all material terms thereof (provided that the Company’s right to terminate this Agreement under this Section 7.1.6 shall not be available if the Company is then in breach of Section 5.3); or

Section 7.1.7        By Purchaser, prior to the Purchaser’s purchase of Shares pursuant to the Offer, if the Minimum Condition shall not have been satisfied by the Expiration Date of the Offer and on or prior to such Expiration Date an Acquisition Proposal shall have been publicly announced or disclosed.

Section 7.2            Effect of Termination.  In the event of termination of this Agreement by any of the Company, Parent or the Purchaser as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective subsidiaries, officers or directors except (A) with respect to Section 5.2, Section 5.6, this Section 7.2 and Article 8 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or the Purchaser Stock Option Agreement.

Section 7.3            Amendment.  Subject to Section 1.1.2 hereof, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval and adoption by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto, and in the case of the Company, approved by the Special Committee.

Section 7.4            Waiver.  Subject to Section 1.1.2, at any time prior to the Effective Time, Parent or the Purchaser, on the one hand, and the Company, on the other hand, may (A) extend the time for the performance of any of the obligations or other acts of the other, (B) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other with any of the agreements or conditions contained herein other than the Minimum Condition.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Without limiting the effect of any other provision of this Agreement that confers authority upon the Special Committee, it is expressly agreed that all of the rights of the Company under this Agreement (including rights of waiver and enforcement) are hereby vested exclusively in the Special Committee and shall be exercised by the Company only with the consent of, or at the direction of, the Special Committee.

Article 8
General Provisions

Section 8.1            Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2            Fees and Expenses.  All Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same, except that the Company shall reimburse Purchaser, in immediately available funds by wire transfer to an account specified by Purchaser, promptly after termination of this Agreement, an amount equal to Purchaser, Parent and Giannulli’s aggregate out-of-pocket costs and expenses reasonably incurred in connection with this Agreement, the Offer, the Merger and the transactions contemplated by this Agreement (including without limitation all legal, accounting, printing and financial advisory fees and expenses and any fees or expenses payable to financing sources) if: (i) this Agreement is terminated by Purchaser pursuant to Section 7.1.5; (ii) this Agreement is terminated by any party and the Company has breached its obligations under Section 5.3; or (iii) the Company terminates this Agreement pursuant to Section 7.1.6.

Section 8.3            Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

If to Giannulli, Parent or the Purchaser, addressed to it at:

Mossimo Giannulli

2016 Broadway

Santa Monica, California 90404

Tel:  (310) 460-0040

Attention: Mossimo Giannulli

with a mandated copy to:

Latham & Watkins LLP

633 West Fifth Street, Ste 4000

Los Angeles, CA 90071

Tel:  (213) 485-1234

Fax:  (213) 891-8763

Attention:  Paul D. Tosetti

and to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

Tel:  (714) 540-1235

Fax:  (714) 755-8290

Attention:  Cary K. Hyden

If to the Company, addressed to it at:

Mossimo, Inc.

2016 Broadway

Santa Monica, California 90404

Tel:  (310) 460-0040

Attention: Corporate Secretary

with a mandated copy to:

Gibson, Dunn & Crutcher LLP

Jamboree Center

4 Park Plaza, Suite 1400

Irvine, California 92614-8557

Tel:  (949) 451-3800

Fax:  (949) 451-4220

Attention: Thomas Magill

and to:

Buchalter, Nemer, Fields & Younger

601 Figueroa Street

Ste# 2400

Los Angeles, CA 90017

Tel:  (213) 891-5020

Fax:  (213) 896-0400

Attention: Mark Bonenfant

Section 8.4            Certain Definitions.  For purposes of this Agreement, the term:

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person;

“Acquisition Proposal” means any offer or proposal concerning any (A) merger, consolidation, other business combination or similar transaction involving the Company or any Company Subsidiary, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company or any Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and the Company Subsidiaries, (C) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the voting power of the Company, (D) transaction in which any person will acquire beneficial ownership or the right to acquire beneficial ownership or any group has been formed which beneficially owns or has the right to acquire beneficial ownership of, Equity Interests representing 20% or more of the voting power of the Company or (E) any combination of the foregoing (other than the Offer and the Merger).

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means any state securities, “blue sky” or takeover law.

“Company Material Adverse Effect” means any change, event or effect that is, or would be, materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that any adverse change, effect, event, occurrence, state of facts or development after the date hereof, attributable to conditions affecting any of the industries as a whole in which Company participates, the U.S. economy as a whole, shall not be deemed to constitute a Company Material Adverse Effect unless the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected by such change, effect, event, occurrence, state of facts or development.

“contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which the Company or any Company Subsidiary is a party or to which any of the assets of the Company or any Company Subsidiary are subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“Exchange” means the NASDAQ SmallCap Market.

“Expenses” includes all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents, Schedule 14D-9 and Proxy Statement and any solicitation of stockholder approvals and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, including all domestic or foreign patents, domestic or foreign patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, trade dress, copyright registrations and applications, certification mark registrations and applications, mask work registrations and applications, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

“knowledge” will be deemed to be present when the matter in question was brought to the attention of any officer of Parent, the Purchaser or the Company, as the case may be.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“on a fully diluted basis” means, as of any date, (A) the number of Shares outstanding, plus (B) the number of Shares the Company is then required to issue pursuant to obligations outstanding at such date under employee stock option or other benefit plans or otherwise (assuming all options and other rights to acquire such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including, without limitation, pursuant to the Company Stock Option Plans but excluding the options issuable pursuant to the Purchaser Stock Option Agreement.

“Other Filings” means all filings made by, or required to be made by, the Company with the SEC other than the Schedule 14D-9 and the Proxy Statement.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“subsidiary” or “subsidiaries” of Parent, the Purchaser, the Company, the Surviving Corporation or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Purchaser, the Company, the Surviving Corporation or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means a bona fide Acquisition Proposal made by a third party which was not solicited by the Company, any Company Subsidiary, any Company Representatives or any other Company affiliates and which, in the good faith judgment of the Company Board, taking into account, to the extent deemed appropriate by the Company Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, and (B) if consummated would, based upon the written opinion of the Company’s financial advisor, result in a transaction that is more favorable to the Company’s stockholders, from a financial point of view, than the Offer and the Merger.

“Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

Section 8.5            Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“business day”	Section 1.1.2
“Certificate of Ownership and Merger”	Section 2.2
“Certificates”	Section 2.10.1
“Company”	Preamble
“Company Board”	Recitals
“Company Common Stock”	Recitals
“Company Disclosure Schedule”	Article 3
“Company Financial Advisor”	Section 1.2.1
“Company Options”	Section 2.7
“Company Preferred Stock”	Section 3.2
“Company Representatives”	Section 5.2
“Company Stock Option Plans”	Section 2.7
“Company Subsidiary”	Section 3.1
“Contribution”	Recitals
“D&O Insurance”	Section 5.7.2
“Director Options”	Section 2.7
“DGCL”	Recitals
“Dissenting Shares”	Section 2.9
“Effective Time”	Section 2.2
“Exchange Act”	Section 1.1.1
“Expiration Date”	Section 1.1.2
“Financing”	Section 4.4
“Financing Letters”	Section 4.4
“Giannulli”	Preamble
“Merger”	Recitals
“Merger Consideration”	Section 2.6.1
“Minimum Condition”	Annex I
“Offer”	Recitals
“Offer Documents”	Section 1.1.1
“Offer Price”	Recitals

“Option Payment”	Section 2.7
“Parent”	Preamble
“Parent Common Stock”	Section 4.1
“Parent Representatives”	Section 5.2
“Paying Agent”	Section 2.10.1
“Purchaser”	Preamble
“Purchaser Common Stock”	Section 2.6.2
“Purchaser Stock Option Agreement”	Recitals
“Schedule 14D-9”	Section 1.2.1
“SEC”	Section 1.1.1
“Shares”	Recitals
“Special Committee”	Recitals
“Surviving Corporation”	Recitals
“Tender Offer Conditions”	Section 1.1.1

Section 8.6            Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8            Entire Agreement.  This Agreement (together with the Exhibits, the Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Purchaser Stock Option Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 8.9            Assignment.  This Agreement shall not be assigned by operation of law or otherwise.

Section 8.10         Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.9, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.11         Mutual Drafting.  Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.12         Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.12.1      This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

Section 8.12.2      Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

Section 8.12.3      EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.3.

Section 8.13         Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, the Purchaser, Giannulli and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MOSSIMO HOLDING CORP.

By:
Mossimo Giannulli
President and Chief Executive Officer

MOSSIMO ACQUISITION CORP.

By:
Mossimo Giannulli
President and Chief Executive Officer

MOSSIMO, INC.

By:
Name:
Title:

As to Section 5.10 hereof only:

MOSSIMO GIANNULLI

(Signature Page to Agreement and Plan of Merger)

ANNEX I

Conditions to the Offer.  Notwithstanding any other provisions of the Offer, the Purchaser shall not accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares, and may terminate or, subject to the terms of the Agreement, amend the Offer, unless there shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares, other than Shares tendered by any officer or director of the Company, which represents at least a majority of the total number of outstanding Shares on a fully diluted basis on the date of purchase not then owned by either Giannulli, Parent or the Purchaser (the “Minimum Condition”).  In addition, notwithstanding any other term of the Offer or the Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, pay for any tendered Shares, and may terminate or, subject to the terms of the Agreement, amend the Offer, at any time on or after September 21, 2005 and prior to the time of acceptance for payment or payment for any Shares, if any of the following events shall occur:

(A)          the Purchaser shall not have received funds under the Financing Letters sufficient to purchase the Shares pursuant to the Offer and the Merger and pay related fees and expenses (the “Financing Condition”); or

(B)           there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer, by any legislative body or Governmental Entity that, in the reasonable judgment of the Purchaser, would be expected to, directly or indirectly: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger or impose material damages or make materially more costly the making of the Offer, (ii) prohibit or materially limit the ownership or operation by the Purchaser of all or any material portion of the business or assets of the Company and the Company Subsidiaries taken as a whole or compel the Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Purchaser, or of the Company and the Company Subsidiaries taken as a whole, or seek to impose any material limitation on the ability of the Purchaser to conduct its business or own such assets, (iii) impose material limitations on the ability of the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares acquired or owned by the Purchaser on all matters properly presented to the Company’s stockholders, (iv) require divestiture by the Purchaser of any Shares or (v) result in a Company Material Adverse Effect; or

(C)           there shall be instituted or pending any action or proceeding by any Governmental Entity seeking, or that would reasonably be expected to result in, any of the consequences referred to in clauses (i) through (v) of paragraph (B) above or by any third party for which there is a substantial likelihood of resulting in any of the consequences referred to in clauses (i) through (v) of paragraph (B) above; or

(D)          any Company Material Adverse Effect shall have occurred; or

(E)           (i) the Company Board shall have withdrawn or adversely modified (including by amendment to the Schedule 14D-9), or failed upon the Purchaser’s request to reconfirm, its approval or recommendation of the Offer, the

Merger or the Agreement (or determined to do so); (ii) the Company Board shall have determined to recommend to the Company’s stockholders that they approve an Acquisition Proposal other than the Offer and the Merger or shall have determined to accept a Superior Proposal; (iii) a tender offer or exchange offer that, if successful, would result in any person or group becoming a beneficial owner of 20% or more of the outstanding Shares is commenced (other than by Parent or an affiliate of Parent, including the Purchaser) and the Company Board fails to recommend that the Company’s stockholders not tender their Shares in such tender or exchange offer; or (iv) any person (other than Parent or an affiliate of Parent, including the Purchaser) or group becomes the beneficial owner of 20% or more of the outstanding Shares; or

(F)           the Company, Parent and the Purchaser shall have reached an agreement that the Offer or the Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms; or

(G)           any of the representations and warranties of the Company set forth in the Agreement, when read without any exception or qualification as to materiality or Company Material Adverse Effect, shall not be true and correct, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date) except (and for such purposes ignoring qualifications as to materiality in such representation or warranty) where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect, (ii) prevent or materially delay the consummation of the Offer, (iii) materially increase the cost of the Offer to the Purchaser or (iv) have a material adverse effect on the benefits to Parent and the Purchaser of the transactions contemplated by the Agreement; or

(H)          the Company shall have failed to perform in any material respect or to comply in any material respect with any of its material obligations, covenants or agreements under the Agreement or the Purchaser Stock Option Agreement; or

(I)            any consents, authorizations, permits, orders or approvals of any Governmental Entity required for the consummation of the Offer shall not have been obtained, except those the failure of which to be obtained, individually or in the aggregate, would not have a Company Material Adverse Effect.

(J)            there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the NASDAQ SmallCap Market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or a material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions, or (iii) a commencement of a war, armed hostilities or other national or international crisis involving the United States or, in the case of any of the foregoing existing on September 21, 2005 a material acceleration or worsening thereof.

The foregoing conditions (including the Minimum Condition) are for the benefit of Parent and the Purchaser and may be asserted by either Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by either Parent or the Purchaser in whole or in part at any time and from time to time in its sole discretion, in each case subject to the terms of the Agreement.  The failure by either Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of September 21, 2005, by and among Mossimo Holding Corp., Mossimo Acquisition Corp., Mossimo Giannulli and Mossimo, Inc.

EXHIBIT A

Purchaser Stock Option Agreement